DeMint Law, PLLC

Anthony N. DeMint

Managing Member

3753 Howard Hughes Parkway	Direct Dial:	(702) 714-0889
Second Floor, Suite 314	Cellular:	(702) 232-4842
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

February 22, 2024

VIA EDGAR

Mr. Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Rebel Holdings, Inc. Offering Statement on Form 1-A File No. 024-12357 Filed on November 13, 2023

Dear Mr. Fullem:

We have set forth below the responses of American Rebel Holdings, Inc. (“American Rebel” or the “Company”) to the comments contained in the comment letter dated December 8, 2023 from the staff of the Securities and Exchange Commission (the “Staff”). The Company is concurrently filing via EDGAR Amendment No. 1 to Registration Statement on Form 1-A (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments. To expedite your review, we are also filing the Registration Statement marked to show changes from the filing on November 13, 2023. All page references in the Company’s responses are to the marked copies of the Registration Statement. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Offering Statement on Form 1-A filed November 13, 2023

General

1. Comment: Revise your offering circular, including the cover page, to clearly disclose that the securities you are offering and seeking to qualify under Regulation A to include the Common Stock available upon conversion of the Series C Redeemable Convertible Preferred Stock. State the maximum amount of securities issuable upon the conversion of any convertible securities and the fixed rate at which such conversion will occur. Your revisions should include updating the tabular disclosure on your cover page showing the “Securities Offered by the Company” and revising Item 4 of Part I of your Form 1-A offering statement.

Response: The Registration Statement has been revised to disclose the maximum number of shares of Common Stock available upon conversion of the Series C Redeemable Convertible Preferred Stock is 13,333,330 shares, assuming all shares of Series C Redeemable Convertible Preferred Stock are sold.

Mr. Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

February 22, 2024

2. Comment: We note your Form 8-K filed on October 27, 2023 concerning the notification of potential delisting from the Nasdaq Stock Market LLC. Please revise to include relevant disclosure concerning the notification.

Response: The Registration Statement has been revised to include disclosure of the potential delisting from the Nasdaq Stock Market LLC.

Plan of Distribution

Exchange Listing, page 81

3. Comment: We note your disclosure here and on the cover page that you intend to apply to have the Series C Preferred Stock listed on the Nasdaq Capital Market. We also note on page 26 your disclosure that you have no current plans to pursue a public market for the Series C Preferred Stock. Please revise or advise.

Response: We have revised the risk factor disclosures on page 26 of the Registration Statement to disclose the Company’s intention to list the Series C Preferred Stock on the Nasdaq Capital Market following the final closing.

Forum Selection Provision, page 87

4. Comment: We note your disclosure that the subscription agreement contains an exclusive forum provision. It does not appear Exhibit 4.1 contains an exclusive forum provision. Please revise or advise. If the subscription agreement does contain an exclusive forum provision, please revise to include appropriate risk factor disclosure.

Response: We have revised Exhibit 4.1 to include an exclusive forum provision and added a risk factor disclosing the provision.

Exhibits

5. Comment: We note a number of exhibits that are not text-searchable. Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

Response: We have refiled exhibits in the proper text-searchable format.

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 702-714-0889.

Respectfully submitted,

/s/ Anthony N. DeMint
Anthony N. DeMint

cc:	Mr. Charles A. Ross, Jr., American Rebel Holdings, Inc.